                                                         Filed by aaiPharma Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                Subject Company:  aaiPharma Inc.
                                                     Commission File No. 0-21185

                                                Subject Company:  CIMA LABS INC.
                                                     Commission File No. 0-24424

         In connection with a proposed business combination transaction, Scarlet Holding Corporation, the holding company in the proposed transaction, intends to file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of aaiPharma Inc. ("aaiPharma") and CIMA LABS INC. ("Cima") are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Scarlet Holding Corporation, aaiPharma and Cima and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed by the Holding Company, aaiPharma and Cima with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, also may be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA LABS INC., 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors also may access free copies of the documents filed with the SEC by aaiPharma on aaiPharma's website at www.aaiPharma.com or upon written request to aaiPharma at its address listed above, and investors may access free copies of the documents filed with the SEC by Cima on Cima's website at www.cimalabs.com or upon written request to Cima at its address indicated above.

         aaiPharma, Cima and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma's stockholders in connection with the proposed merger is set forth in aaiPharma's proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Cima's stockholders in connection with the proposed transaction is set forth in Cima's proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003. Additional information about these persons is contained in the Current Reports on Form 8-K filed by aaiPharma and Cima on August 5, 2003.

         Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

         Set forth below are written materials relating to the merger first published on or after the date hereof. These materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these materials include statements about future financial and operating results, synergies and the proposed merger of aaiPharma and Cima. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed therein.

         Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and Cima to obtain the stockholder and regulatory approvals required for the merger; the new company's ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or in the new company's ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies' products; deterioration in the business of aaiPharma or Cima prior to closing; technical, regulatory or manufacturing issues, new data or intellectual property disputes that may affect the companies' programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma's and Cima's businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and Cima do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

                           aaiPHARMA AND CIMA ANNOUNCE
                           MERGER TO CREATE A LEADING
                            SCIENCE-BASED, SPECIALTY
                             PHARMACEUTICAL COMPANY

================================================================================

                                 AUGUST 5, 2003

FORWARD LOOKING STATEMENTS                                             [GRAPHIC]
================================================================================

This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed merger of aaiPharma and CIMA. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

In any forward-looking statement in which aaiPharma or CIMA expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and CIMA to obtain the stockholder and regulatory approvals required for the merger; the new company's ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or to the new company's ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies' products; a deterioration in the business of aaiPharma and Cima prior to closing; technical, regulatory or manufacturing issues, new data or intellectual property disputes that may affect the companies' programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma's and CIMA's businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and CIMA do not undertake obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

[aaiPHARMA LOGO]                                                   [CIMA LOGO] 2

A NEW BEGINNING...                                                     [GRAPHIC]
================================================================================

-    Fully integrated science-based, specialty pharmaceutical company

-    Established, diversified and growing base of proprietary brands

-    17 proprietary products in the pipeline

-    Dedicated science-base of 1,000+ scientists and researchers

-    Expected 2004 R&D budget in excess of $30 million

-    Over 190,000 square feet of sterile and non-sterile production facilities

-    200 sales and marketing professionals (pharmaceutical and development)


[aaiPHARMA LOGO]                                                   [CIMA LOGO] 3

A NEW BEGINNING...                                                     [GRAPHIC]
================================================================================

-   Market capitalization:      Approx. $900 million

-   2004 financial profile

      -   Revenues:             $405 to $415 million

      -   EPS:                  $1.25 to $1.30

-   Strong and flexible financial position

[aaiPHARMA LOGO]                                                   [CIMA LOGO] 4

COMPLEMENTARY STRENGTHS                                                [GRAPHIC]
================================================================================

aaiPharma                                                               CIMA

         Robust Product                                Market-Leading
            Pipeline                                         ODT
                                                        Technologies

         Successful Base                              Established Core
         of Acquired and                                of Partnered
         Improved Brands                                  Products
        and Technologies

      Strong R&D Knowledge,                          Proprietary Product
        Growing Sales and                               Pipeline and
     Marketing Capabilities                             Manufacturing
                                                        Capabilities

         Intelligence on                              Unlevered Capital
       Product Acquisition                                Structure
          Opportunities


[aaiPHARMA LOGO]                                                   [CIMA LOGO] 5

DYNAMIC VALUE CREATION                                                 [GRAPHIC]
================================================================================

MERGER BENEFITS


- Ability to apply CIMA orally disintegrating tablet (ODT) drug delivery technologies to aaiPharma products

- Multiple platforms create broad services offering and formulations powerhouse

-    Better exploit enabling technologies and diversify revenues

-    Preeminent capability in drug delivery technology

-    Expedites commercialization of proprietary products

-    Enhanced R&D capabilities

-    Expanded manufacturing capacity

-    Strong cash flow and balance sheet

[aaiPHARMA LOGO]                                                   [CIMA LOGO] 6

STRATEGIC ACCELERATION                                                 [GRAPHIC]
================================================================================

                        Broadens
                     R&D Capacity     Enhances                     Drives Near
Increases Growth          &           Corporate     Strategic     & Long-Term
Opportunities        Manufacturing    Profile       Synergies      Financial
                      Operations                                    Returns



[aaiPHARMA LOGO]                                                   [CIMA LOGO] 7

INCREASES GROWTH OPPORTUNITIES                                         [GRAPHIC]
================================================================================

-    Application of CIMA ODT technology to aaiPharma products

- Capture full value of CIMA proprietary product pipeline and accelerate aaiPharma pipeline

-    Acceleration of new product development through larger R&D budget

-    Enables additional brand acquisitions


[aaiPHARMA LOGO]                                                   [CIMA LOGO] 8

BROADENS R&D AND MANUFACTURING CAPABILITIES                            [GRAPHIC]
================================================================================

-    Expansion of scientific and technical bases

     -    Advances pipeline of proprietary products

          -    Dedicated science-base of 1,000+ scientists and researchers

          -    Over 175,000 square feet of R&D facilities

     -    Increases investment in R&D

          -    Positioned to develop additional proprietary products

          -    Expected 2004 R&D budget in excess of $30 million


[aaiPHARMA LOGO]                                                   [CIMA LOGO] 9

BROADENS R&D AND MANUFACTURING CAPABILITIES                            [GRAPHIC]
================================================================================

- ODT PRODUCTS ON THE MARKET

 Technologies   Patent Exclusivity          Primary Function            Partner Products
 OraSolv(R)          2010             Taste-masking, broader range        [GRAPIC]
                                      of activities and dosage levels

 DuraSolv(TM)        2018             More compactable formulation,       [GRAPHIC]
                                      more flexible, less expensive
                                      packaging

 PakSolv(TM)         2017             Blister packaging process and       [GRAPHIC]
                                      materials

[aaiPHARMA LOGO]                                                  [CIMA LOGO] 10

BROADENS R&D AND MANUFACTURING CAPABILITIES                            [GRAPHIC]
================================================================================

 TECHNOLOGIES     PATENT EXPIRY                      PRIMARY FUNCTION
-  ProSorb(R)         2019               -  Very rapid delivery of drugs orally - e.g., 18
                                            minutes

-  ProSlo(TM)         2018               -  Delivers single or combination drug predictably
                                            over a long period, having an immediate and
                                            extended release component

-  ProCore(TM)        2007               -  Slowly releases drugs over an extended period -
                                            e.g., 24 hours

-  ProSpher(TM)       2018               -  A single injection releases drugs for up to six
                                            months

-  ProLonic(TM)       2016               -  An oral dose that delivers drugs at specific
                                            times in the colon

-  ProMelt(TM)        2019               -  A tablet that dissolves and disintegrates in
                                            your mouth in seconds but allows the release to be
                                            up to 24 hours

-  OraVescent(R)      2019               -  Oral transmucosal delivery system


[aaiPHARMA LOGO]                                                  [CIMA LOGO] 11

BROADENS R&D AND MANUFACTURING CAPABILITIES                            [GRAPHIC]
================================================================================

- Technologies for Potentially Creating Branded Propriety Drugs


Darvon(R)/Darvocet(TM)      -    OraSolv(R)

Methadone                   -    OraSolv(R)

Fentanyl                    -    OraVescent(R)

Omeprazole                  -    OraSolv(R)


[aaiPHARMA LOGO]                                                  [CIMA LOGO] 12

BROADENS R&D AND MANUFACTURING CAPABILITIES                            [GRAPHIC]
================================================================================

-    Expands manufacturing capabilities and capacity

     -    Oral and injectable dose production facilities

     -    1 billion blister tablet capacity in 2004

     -    950 million bottle tablet capacity by 2004

     -    75,000 liters of sterile product annually

-    Over 190,000 square feet of sterile and non-sterile production facilities

     -    Eden Prairie, MN

     -    Brooklyn Park, MN

     -    Wilmington, NC

     -    Charleston, SC

[aaiPHARMA LOGO]                                                  [CIMA LOGO] 13

ENHANCES CORPORATE PROFILE                                             [GRAPHIC]
================================================================================

-    Increases market capitalization

-    Improves share liquidity

-    Expands shareholder base

-    Provides financial flexibility

-    Diversifies revenue stream

-    Leverages experienced management team and highly skilled workforce

     -   Employees (approx.):     1,500

         -   R&D:                 1,000

         -   Sales & Marketing:     200 (pharmaceutical and development)


[aaiPHARMA LOGO]                                                  [CIMA LOGO] 14

STRATEGIC SYNERGIES                                                    [GRAPHIC]
================================================================================

-    Estimated Annual Synergies:

     -   2004       Between $8 million and $10 million

     -   2005       Between $18 million to $20 million, increasing thereafter

-    Economies of scale in manufacturing from increased capacity utilization

-    Greater leverage of both companies' R&D expertise and infrastructure

- Elimination of public company costs and rationalization of general & administrative operations

-    Sales of CIMA technologies through aaiPharma's existing sales force


[aaiPHARMA LOGO]                                                  [CIMA LOGO] 15

DRIVES NEAR & LONG-TERM FINANCIAL RETURNS                              [GRAPHIC]
================================================================================

-    Establishing 2004 Holding Company revenue guidance of $405 to $415 million

     -    2003-2006 CAGR Revenue Growth of 18% to 20%

-    Establishing 2004 Holding Company EPS guidance $1.25 to $1.30

     -    2003-2006 CAGR EPS Growth of 25% to 30%


[aaiPHARMA LOGO]                                                  [CIMA LOGO] 16

MANAGEMENT TEAM
WITH EXTENSIVE INDUSTRY EXPERIENCE                                     [GRAPHIC]
================================================================================

======================================================================================================================
OFFICER                 TITLE                         BACKGROUND
----------------------------------------------------------------------------------------------------------------------
FREDERICK SANCILIO      Chairman                      Founded aaiPharma in 1979.
                                                      aaiPharma:  Chairman and Chief Scientific Officer
                                                      Prior Experience: Burroughs-Wellcome
----------------------------------------------------------------------------------------------------------------------
STEVEN RATOFF           Vice Chairman                 CIMA:  Chairman of the Board, Interim Chief Executive Officer.
                                                      Prior Experience: MacroMed, Brown-Forman, BMS
----------------------------------------------------------------------------------------------------------------------
PHILIP TABBINER         CEO                           aaiPharma:  President and CEO
                                                      Prior Experience: Bayer, DuPont Merck
----------------------------------------------------------------------------------------------------------------------
WILLIAM GINNA           CFO                           aaiPharma: Chief Financial Officer and Executive Vice President.
                                                      Prior Experience: London International Group, Athlone Industries
----------------------------------------------------------------------------------------------------------------------
VIJAY AGGARWAL          President,                    aaiPharma: President, aai Development Services
                        Development Services          Prior Experience: Quest Diagnostics, SmithKline Beecham
----------------------------------------------------------------------------------------------------------------------
JOHN HONTZ              President,                    CIMA:  Chief Operating Officer
                        CIMA                          Prior Experience: Glaxo Wellcome, Burroughs-Wellcome
----------------------------------------------------------------------------------------------------------------------
DAVID HURLEY            President,                    aaiPharma: President, Pharmaceuticals
                        Pharmaceuticals               Prior Experience: Geneva Pharmaceuticals, Novartis, Baxter
----------------------------------------------------------------------------------------------------------------------
GEORGE VAN LEAR         President, R&D                aaiPharma: President, R&D
                                                      Prior Experience: Senetek, Glaxo Wellcome
----------------------------------------------------------------------------------------------------------------------

[aaiPHARMA LOGO]                                                  [CIMA LOGO] 17

TRANSACTION SUMMARY                                                    [GRAPHIC]
================================================================================

- Stock-for-stock exchange, tax-free transaction (subject to IRS notification)

-    Holding company transaction structure

     - At closing, all aaiPharma and CIMA shareholders will receive shares in a newly formed public company

     -    1.000 Holding Company shares for each aaiPharma share

     -    1.3657 Holding Company shares for each CIMA share

-    Share ownership (fully diluted)

     -    aaiPharma     59.4%

     -    CIMA          40.6%

-    Approved and recommended by both aaiPharma and CIMA Boards

- At closing, there will be 8 directors of the Holding Company; 4 current aaiPharma directors and 4 current CIMA directors. Prior to the closing, aaiPharma will designate 3 of its directors who are independent and CIMA will designate 2 of its directors who are independent and these 5 independent directors shall select, after the closing, between one and three additional directors to the board of directors of Holding Company.

-    Next steps

     -    Hart-Scott-Rodino filings

     -    Special shareholder meetings for both companies--Q4 2003

     -    Closing anticipated in Q4 of 2003


[aaiPHARMA LOGO]                                                  [CIMA LOGO] 18

COMPELLING MERGER OF
COMPLEMENTARY BUSINESSES                                               [GRAPHIC]
================================================================================

- Strategic and cultural fit                                             [X]

- Diverse portfolio of brands, technologies and partnered products       [X]

- Substantial R&D and manufacturing expertise                            [X]

- Strong and flexible financial position                                 [X]

- Experienced management team                                            [X]

- Compelling synergies expected                                          [X]


[aaiPHARMA LOGO]                                                  [CIMA LOGO] 19

ADDITIONAL INFORMATION AND WHERE TO FIND IT                            [GRAPHIC]
================================================================================

- Scarlet Holding Corporation, the holding company to be formed in this transaction, intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. INVESTORS OF AAIPHARMA AND CIMA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SCARLET HOLDING CORPORATION, CIMA, AAIPHARMA AND THE PROPOSED TRANSACTION. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA, 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors may access copies of the documents filed with the SEC by aaiPharma on aaiPharma's website at www.aaiPharma.com and investors and may access copies of the documents filed with the SEC by CIMA on CIMA's website at www.cimalabs.com. In addition, copies may be obtained free of charge at written request to aaiPharma at 2320 Scientific Park Drive, Wilmington, North Carolina, attention: CFO or to CIMA at 10000 Valley View Road, Eden Prairie, Minnesota 55344, attention: CFO.

- aaiPharma, CIMA and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma's stockholders in connection with the proposed merger is set forth in aaiPharma's proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of CIMA's stockholders in connection with the proposed transaction is set forth in CIMA's proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003.

- Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

[aaiPHARMA LOGO]                                                  [CIMA LOGO] 20